November 2, 2010
VIA EDGAR
Justin Dobbie
Securities and Exchange Commission
100 Fifth Street, N.E., Mail Stop 3561
Washington, D.C. 20549
Re: The Andersons, Inc.
Form S-3 Registration Statement
Filed October 7, 2010
File No. 333-169826
Dear Mr. Dobbie:
          This letter is provided in response to the written comments received from the Staff of the Division of Corporation Finance on October 29, 2010 regarding the Form S-3 Registration Statement for The Andersons, Inc.
          In connection with our Form S-3 Registration Statement, we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Exhibit 5.1
SEC COMMENT:
1.	Please tell us what state law governs the Indenture. Additionally, if the state law governing the Indenture is other than Ohio please revise the legality opinion to address the law of the state governing the Indenture.
REGISTRANT RESPONSE:
The Indenture is governed by the law of the State of Ohio. No revisions are required to the legality opinion.
We welcome the opportunity to discuss any questions with respect to our responses to the Staff’s comments. Please direct your questions to the undersigned at (419) 891-6387; Naran Burchinow, Vice President, General Counsel and Corporate Secretary at (419) 891-6403; or Richard George, Vice President, Controller and CIO at (419) 891-6309.

Very truly yours,
/s/ Naran Burchinow
Naran Burchinow
Vice President, General Counsel